UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: February 22, 2024	By:	/s/ Qiong Jin
	Name:	Qiong Jin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 22, 2024, “Golden Heaven Group Holdings Ltd. Announces $6,000,000 Share Repurchase Program”

2